May 12, 2020

Via EDGAR

Attn: Jeff Gabor, Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-4561

RE:	Acceleration of Qualification Date
World Tree USA, LLC Post-Qualification Amendment No. 2 Offering Statement on Form 1-A Filed April 30, 2020 File No. 024-11051

Dear Mr. Gabor,

On behalf of World Tree USA, LLC (the “Company”), I hereby request qualification of the above-referenced offering statement at 5:30 p.m., Eastern Time, on May 14, 2020, or as soon thereafter as is practicable.

Sincerely,

/s/ Wendy Burton

Wendy Burton

Founder & Chair

World Tree USA, LLC

World Tree USA, LLC | 1910 S. Stapley Drive Suite 221 | Mesa, Arizona 85204 | (888) 693-TREE 8733